DIVA ENTERTAINMENT, INC.
                               180 Varick Street
                                   13th Floor
                            New York, New York 10014
                             212.807.6994 Telephone
                             212.807.8999 Facsimile

                                               August 30, 2000


Via EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   Diva Entertainment, Inc. (the "Company")
               Registration Statement on Form SB-2; File No. 333-90555

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-90555) (the "Registration Statement") effective immediately. The Registration Statement was filed by the Company on behalf of various security holders to register the re-sale of shares of common stock issued to security holders or issuable to security holders upon conversion of preferred stock. These security holders may now avail themselves to Rule 144 to facilitate the public sale in ordinary transactions of limited amounts of the securities. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold.

                                           Sincerely yours,

                                           /s/ Peter C. Zachariou

                                           Peter C. Zachariou, President